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Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

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John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

January 29, 2018

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: James E. O’Connor, Senior Counsel

Re:	Equinox Funds Trust (the “Trust”)
1940 Act File No. 811-22447
1933 Act File No. 333-168569

Dear Mr. O’Connor:

This letter addresses the oral comments of the Securities and Exchange Commission’s staff (the “Staff”) on the Trust’s Post-Effective Amendment No. 100 to the Trust’s registration statement on Form N-1A (Accession No. 0001193125-17-359100), filed with the Commission on December 1, 2017 (the “Amendment”), which were provided to the Trust on January 18, 2018. The Amendment was filed for the purpose of making certain changes, that may be deemed to be material, relating to the utilization of a sub-adviser to the Equinox Chesapeake Strategy Fund (the “Fund”).

We appreciate the opportunity to address the Staff’s comments regarding the Fund. The Staff’s comments are set forth below in italicized text followed by the Trust’s response to the Staff’s comments.

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1.	In footnote 3 to the fee table, please disclose where the Fund’s consolidated wholly-owned subsidiary is organized.

Response: The prospectus has been revised to address the

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U.S. Securities and Exchange Commission

Mr. James O’Connor

January 29, 2018

Staff’s comment.

2.	Please describe the distribution fees and service fees that may be charged by the Fund.

Response: The prospectus has been revised to address the Staff’s comment.

3.	Please explain that Other Expenses have been restated to reflect the recent change in strategy and the termination of the total return swap.

Response: The prospectus has been revised to address the Staff’s comment.

4.	Revise the portfolio turnover disclosure to more prominently disclose that actual portfolio turnover for the Fund will be high.

Response: The prospectus has been revised to address the Staff’s comment.

5.	Under the Sub-Adviser Strategy Risk disclosure, please specify that the risks described are associated with forward and futures contracts, the futures portolio is condolidated and that derivatives instruments may be utilized by both the Fund and the Subsidiary.

Response: The prospectus has been revised to address the Staff’s comment.

6.	In the first paragraph under the Principal Investment Strategies section, please disclose the maturity and quality parameters for fixed income securities.

Response: The prospectus has been revised to address the Staff’s comment.

7.	Please confirm that the Fund will not invest more than 15% of its assets in illiquid assets on a consolidated basis.

Response: Confirmed. .

U.S. Securities and Exchange Commission

Mr. James O’Connor

January 29, 2018

*     *     *

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust John M. Ford, Esq.